April 30, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Durata Therapeutics, Inc.

Registration Statement on Form S-1

File Number 333-180280

Ladies and Gentlemen:

On behalf of Durata Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated April 18, 2012 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul R. Edick, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

On behalf of the Company, we advise you as follows:

FORM S-1

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:	The Company does not currently intend to include any graphic, visual or photographic information in the printed prospectus. If the Company

Securities and Exchange Commission

April 30, 2012

determines to include any visual information in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have additional comments regarding this material.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:	The Company acknowledges the Staff’s comment. To the extent applicable, the Company has revised the disclosure in other portions of Amendment No. 1 in response to the Staff’s comments.

3.	Please update the discussion in your prospectus to the most recent date practicable.

Response:	The Company acknowledges the Staff’s comment. To the extent applicable, the Company has revised the disclosure in Amendment No. 1 to the most recent date practicable.

4.	Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:	The Company acknowledges the Staff’s comment.

5.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:	The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company is aware that it must file this amendment prior to circulating the prospectus.

6.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 per share and 20% if you price above $10.

Response:	The Company acknowledges the Staff’s interpretation regarding the parameters of a bona fide price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.

Securities and Exchange Commission

April 30, 2012

Our Market Opportunity Overview, Page 2

7.	We note your reference to overall sales of $1.5 billion for major branded antibiotics including Cubicin, Tygacil and Zyvox. Please clarify whether sales of vancomycin are included in this estimate and whether overall sales were solely related to the treatment of abSSSI. If these sales were not solely related to the treatment of abSSSI, please expand the discussion to clarify what portion of such sales correlates to your target market.

Response:	The Company advises the Staff that sales of vancomycin are not included in the $1.5 billion sales estimate for branded antibiotics and that overall sales were not solely related to the treatment of abSSSI. The Company has revised the disclosure on pages 2 and 62 of Amendment No. 1 accordingly.

Dalbavancin Overview, page 2

8.	Here and elsewhere in your prospectus where you discuss the fact that dalbavancin previously completed three other Phase 3 clinical trials, please clarify whether these trials will be relevant to the FDA’s consideration of marketing approval for dalbavancin and in all instances make clear that these tests were conducted pursuant to FDA guidelines that are no longer in effect.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 12, 60, 61 and 64 of Amendment No. 1.

9.	We note your disclosure that between 2005 and 2007, the FDA issued three approvable letters relating to the NDA for dalbavancin filed in 2004, which NDA was later withdrawn by Pfizer. Please advise us whether there is any relationship between the approvable letters and the three completed Phase 3 clinical trials for dalbavancin. Similarly, please advise us whether the EMA’s questions about the approvability of Pfizer’s MAA application related to any of the three completed Phase 3 trials that you reference. We may have further comment based on your response.

Response:	The Company advises the Staff that the NDA filed for dalbavancin in 2004 was based on and included results from the three completed Phase 3 clinical trials for dalbavancin. Pfizer’s MAA for dalbavancin also was based on and included the results from the three completed Phase 3 clinical trials for dalbavancin.

10.	Please expand the discussion to explain the meaning and significance of the terms:

•	“primary efficacy endpoint of non-inferiority;” and

•	“pivotal clinical trial.”

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April 30, 2012

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 60 of Amendment No. 1.

Differentiating Factors of Dalbavancin, page 3

11.	We note your discussion concerning the use of PICC for the administration of vancomycin. Please expand the discussion to explain how Dalbavancin is administered.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 65 of Amendment No. 1.

Risk Factors

“We may need substantial additional funding…,” page 10

12.	To the extent possible, please quantify the cost of your currently anticipated research and development activities through completion of Phase 3 for dalbavancin.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 1.

13.	We note your estimates are based upon deferral of a $25 million milestone payment to Pfizer. Please expand the discussion to explain whether you have an unconditional right to defer this payment by delivering of a promissory note and the effect of exercising this option.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 37 and 57 of Amendment No. 1.

“If we experience delays or difficulties in the enrollment of patients…,” page 13

14.	Please expand the discussion to indicate whether you have encountered any difficulties in patient enrollment with respect to your two ongoing Phase 3 clinical trials and how these delays have impacted the cost and timing of these trials.

Response:	The Company advises the Staff that it has not encountered any material difficulties to date in patient enrollment with respect to its two ongoing Phase 3 clinical trials.

“We expect to depend on collaborations with third parties…,” page 19

15.	Please expand the discussion to clarify whether and the extent to which you currently have collaboration agreements.

Response:	The Company advises the Staff that it does not currently have any collaboration agreements. The Company has revised the disclosure on pages 19 and 20 of Amendment No. 1 accordingly.

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April 30, 2012

“We rely on third parties to conduct our clinical trials…,” page 20

16.	Please identify the third party contract research organizations you are reliant upon in this risk factor. In addition, please file your agreements with these organizations as exhibits to the registration statement and describe their material terms in the Business section of the prospectus. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	The Company advises the Staff that it does not believe that it is substantially dependent on any particular third party for conducting its clinical trials. The contracts with contract research organizations and other third party service providers that conduct the Company’s clinical trials are terminable by the Company on short notice without penalty. In addition, the Company believes that there are many third parties that can perform the services described in this risk factor and that the Company could easily replace any of these third parties without significant delay, expense or other disruption. The Company respectfully submits that because it is not substantially dependent upon any such third party for conducting its clinical trials, the identity of the third parties that conduct the Company’s clinical trials is not material to investors in this offering.

The Company also believes that its arrangements with contract research organizations and other third party service providers that conduct the Company’s clinical trials are of the type that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of business. As discussed above, the Company does not believe that the Company’s business is substantially dependent on any specific arrangement. Accordingly, the Company respectfully submits that the agreements with these third parties are neither required to be filed as exhibits to the Registration Statement nor described in the Business section of the prospectus.

“If we fail to comply with our obligations in the agreements under which we in-license…,” page 22

17.	Please expand the discussion to state whether you have filed a regulatory approval application in Japan and, if not, whether you currently believe you will timely file the required application.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1.

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April 30, 2012

“Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights….” Page 24

18.	To the extent you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please expand the discussion to describe these problems or claims.

Response:	The Company advises the Staff that it has not experienced any problems in the past and that it is not aware of any claims regarding infringement of its intellectual property rights.

Management’s Discussion and Analysis, page 43

Overview

19.	Please expand the discussion to quantify the anticipated amount of additional costs associated with a public company.

Response:	The Company advises the Staff that it cannot reasonably estimate the anticipated amount of additional costs associated with becoming a public company. However, the Company has revised its disclosure on pages 45 and 46 of Amendment No. 1 to qualitatively describe the categories of, and reasons for, such additional costs.

Critical Accounting Policies and Significant Judgments and Estimates

Accrued Research and Development Expenses, page 46

20.	You disclose that you do not expect your estimates to be materially different from the amounts actually incurred. Please revise to disclose how accurate the estimate has been in the past and how much the estimate has changed in the past. Please refer to Section 501.14 of the Financial Reporting Codification added by FR-72.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Share-Based Compensation, page 46

21.	We have read your disclosure and have the following comments:

•	Please discuss the significant factors, assumptions, and methodologies used to determine enterprise fair value at each date and the enterprise value allocation method used at each valuation date.

Securities and Exchange Commission

April 30, 2012

•

You disclose that in 2011 you used a marketable equity value based on the most recent preferred stock financing which you believed to be the most indicative of your value and that the reverse backsolve method was used to estimate the enterprise value of your company. Please describe the reverse backsolve approach to applying the option pricing method, why it was the appropriate method at this stage, and disclose why you believe the most recent preferred stock financing is the best indication of value.

•

Also, you disclose that the most significant preference of the preferred stock holder is the liquidation right. It appears that the liquidation preference of the preferred stock would be less valuable as the likelihood of an initial public offering increases. Please tell us when your board of directors began contemplating your initial public offering and the date you commenced discussions with your underwriter. Discuss how these events impacted your valuations in 2011, including your assumption that the earliest liquidity event will be January 1, 2014.

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

•	Please update your schedule of stock options granted to the date of your response to these comments.

•

Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 50, 51 and 52 of Amendment No. 1 to clarify the significant factors, assumptions and methodologies used at each valuation date and the enterprise value allocation method used at each reporting date, to further describe the reverse backsolve approach and indicate why it believes that approach was the appropriate method and to update the schedule of stock options granted.

As of the December 31, 2011 valuation, the Company was not in discussions, with bankers or other parties related to a potential near term liquidity event, such as an IPO or a sale. Those discussions began in late January 2012. Since the discussions with underwriters did not start until January 2012, they did not have an impact on the Company’s December 31, 2011 valuation.

Once the Company can reasonably estimate the IPO price, it will qualitatively and quantitatively discuss each significant factor contributing to the difference between its most recent valuation and the estimated IPO price. The Company has already disclosed the significant contributing factors to differences between each of the previous valuations.

Securities and Exchange Commission

April 30, 2012

Once the Company can reasonably estimate the IPO price, it will disclose the intrinsic value of its outstanding vested and unvested options based on such price and the outstanding options as of the most recent balance sheet date presented. To provide additional context for this response and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $1.62 to $2.43 per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including existing conditions in the public capital markets, the Company’s prospects and the prospects and history for the Company’s industry, the market prices of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

In addition, the Company supplementally advises the Staff that the Company intends to include an explanation of the board of directors’ determination of the fair value of the common stock underlying the stock options that the Company granted in April 2012 in a subsequent amendment to the Registration Statement. The board’s determination of the fair market value of the Company’s common stock for the purposes of the April 2012 stock option grants was based, in part, on a valuation that was performed as of March 31, 2012. In a subsequent amendment to the Registration Statement, the Company proposes to add the following disclosure regarding the March 31, 2012 valuation.

“In January 2012, we began discussion with underwriters regarding a potential IPO. During the remainder of the first quarter of 2012, we made significant progress in our preparation for a potential IPO, including engaging the underwriters for this offering, selecting outside counsel and preparing drafts of the prospectus for this offering. We initially filed our registration statement for this offering with the Securities and Exchange Commission on March 22, 2012. Our board of directors considered market conditions and a shorter time to an expected liquidity event when it determined the fair value of our common stock as of March 31, 2012. After consideration of these factors, we decided to use a probability-weighted expected return model, or PWERM, to determine our enterprise

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April 30, 2012

value and related allocation. This approach models potential future liquidity events and applies probabilities to each scenario. These future liquidity events are then discounted to present value and, after applying the relevant probability for each potential event, result in a probability-weighted equity value of a company. With the initial filing of the registration statement for this offering, the probability of an IPO has increased significantly in the near term. However, given the current market environment, specifically as it relates to life sciences companies, there is no certainty that there will be sufficient demand for this offering at a price that will be attractive enough to consummate the offering, or at all. We estimated the probability of an IPO in two to six months at 40%, an IPO in nine to twelve months at 30%, and remaining private with an exit in July 2013 or July 2014 at 30%. We anticipate that if we miss the two IPO windows the most likely exit event will be in the form of an acquisition. As a result, a 21% probability (based on 30% probability of remaining private multiplied by 70% probability of a merger or sale) was assigned to the backsolve method developed under an assumed merger or sale exit event and a 9% probability was assigned to the backsolve method developed under an assumed IPO exit event. A discount rate of 19% was applied, based on the industry cost of equity of public peer companies using the capital asset pricing model. The risk free rate used in our analysis ranged from 0.07% to 0.27% and the volatility ranged from 77% to 103% depending on the term assumption under each scenario. The results of the PWERM were reduced by a discount for lack of marketability of 11% for the two to six month scenario and 16% for the nine to 12 month and remaining private scenarios. This resulted in our board of directors determining that the fair value of our common stock was $1.25 per share.”

Business – Overview, page 58

22.	Please expand the discussion relative to your various trials to indicate when the specific trial referred to in discussion was completed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 12, 60 and 64 of Amendment No. 1.

23.	Please disclose the meaning and significance of “inter- and intra-observer variability” on page 62.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

Securities and Exchange Commission

April 30, 2012

24.	We note that if the Phase 3 clinical trials are successful you intend to submit a NDA in the first half of 2013. Please expand the discussion to indicate the anticipated duration of the FDA approval process.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.

25.	We note your reference to possible advantages of dalbavancin compared to currently available treatments. Please balance the discussion to describe the negative aspects, if any, of your product including cost, resistance issues, and limitations.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 60 and 65 of Amendment No. 1.

Antibiotic Market Overview, page 59

26.	Please expand the discussion to indicate the basis for the following statements:

•	“More than 95% of all abSSSI is caused by Gram-positive bacteria.”

•	“… overall sales in excess of $1.5 billion.”

•	“.. .the estimated excess cost related to antibiotic resistance is approximately $20 billion annually.”

•

“… approximately 35 million days of treatment annually for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 62 of Amendment No. 1.

27.	We note your product is designed to treat abSSSI. Please expand the discussion to clarify the extent to which your references to $1.5 billion of annual sales and estimated excess cost of $20 billion related to antibiotic resistance refer to sales or expenses pertaining to the treatment of abSSSI.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 62 of Amendment No. 1.

Differentiating Factors of Dalbavancin, page 63

28.	With respect to the graph at the top of page 64, please disclose the doses of vancomycin that were administered.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

Securities and Exchange Commission

April 30, 2012

Ongoing Phase 3 Clinical Trials, page 65

29.	We note you intend to enroll approximately 556 patients in each of the two pending trials. Please expand the discussion to indicate the approximate number of enrollees you currently have in each trial as of the most recent practicable date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.

Employees, page 84

30.	We note you have 17 employees, including your executive staff, engaged in clinical and business development activities. Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products. To the extent any of such arrangements are material to your business, please revise the discussion to provide a description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions. In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	Consistent with the response to comment 16 above, the Company advises the Staff that it does not believe that it is substantially dependent on any particular third party service provider for development of its product candidates. Contracts with third party service providers are terminable by the Company on short notice without penalty. In addition, the Company believes that there are many third parties that can perform these services and that the Company could easily replace any of these service providers without significant delay, expense or other disruption. The Company respectfully submits that because it is not substantially dependent upon any such service provider for development of its product candidates, the identity of the service providers that assist in development of its product candidates is not material to investors in this offering.

The Company also believes that its arrangements with third party service providers that assist in the development of its product candidates are of the type that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of business. As discussed above, the Company does not believe that the Company’s business is substantially dependent on any specific arrangement. Accordingly, the Company respectfully submits that the agreements with these consultants are neither required to be filed as exhibits to the Registration Statement nor described in the Business section of the prospectus.

Securities and Exchange Commission

April 30, 2012

Consolidated Financial Statements

Consolidated Statement of Cash flows, page F-6

31.	It appears that Pfizer’s $6 million refund of the original purchase price in 2011 should be classified as cash flows from investing activities. Please tell us why you disclose $579,000 as the proceeds from the receipt of the contingent receivable in investing activities and $5,421,000 as the change in receivable in operating activities.

Response:	The Company advises the Staff that it accounted for the contingent receivable in its cash flow statement consistent with the treatment for contingent consideration. The Company analyzed the two elements of the arrangement and bifurcated the portion that related to its initial recognition and measurement of consideration transferred as a financing activity (financed purchase price of $579,000) and the portion that related to subsequent changes in measurement as an operating activity as it generated net income ($5,421,000). The portion of the contingent consideration arrangement that is included as part of the initial measurement of consideration is a method of financing the acquisition of a target, and classification as a financing activity is consistent with Accounting Standards Codification (“ASC”) subparagraph 230-10-45-13c, which indicates that the portion of property, plant, equipment and other productive assets that is not paid for at or soon after the time of purchase is considered seller financing, and future payments are treated as repayment of debt principal, which is a financing activity. The portion of the contingent consideration arrangement recognized in earnings as operating income is classified as cash flows from operating activities in the cash flow statement, including both (1) accretion expense and (2) changes in amount or timing of payment. This is based on the guidance in ASC Section 230-10-20 that states, in part, that “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

(3) Acquisitions, page F-10

32.	You identify several key assumptions used to fair value the in-process research and development acquired relating to dalbavancin. Please quantify these assumptions. For example:

•	the period in which material net cash inflows from significant projects are expected to commence;

•	material anticipated changes from historical pricing, margins and expense levels; and,

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April 30, 2012

•	the risk adjusted discount rate applied to the project’s cash flows.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-12 of Amendment No. 1

33.	Further, please explain to us how you accounted for the fair value of the dalbavancin inventory acquired from Pfizer. Also it appears that documentation that supported your position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial is a triggering event that could indicate a possible impairment of IPR&D and goodwill. Please disclose the conclusion of your impairment analysis related to this event.

Response:	The Company advises the Staff that it did not assign value to the $250,000 of inventory acquired from Pfizer as the majority of the inventory received was product from the previously completed Phase 3 clinical trials that was primarily used for batch validation and had no alternative future use outside of the in-process research and development (“IPR&D”) for dalbavancin. As such, the Company did not believe it was capitalizable as an asset until it was used. Other inventory included test tubes and other equipment that the Company mostly disposed of upon the acquisition.

The Company’s decision to conduct an additional Phase 3 clinical trial increased its estimated costs to receive regulatory approval. This event, which occurred in the fourth quarter of 2010, was subsequent to two events that increased the Company’s estimate of the probability of regulatory approval and, as a result, the total net projected cash flows from the IPR&D asset and the Company. The first event was the end of Phase 2 meeting with the FDA in June 2010, and the second event was the receipt of Special Protocol Agreement from the FDA on the Company’s first Phase 3 clinical trial in September 2010. Because the Company determined to conduct a second Phase 3 clinical trial in the fourth quarter of 2010, the Company did not perform an additional impairment test apart from its December 31, 2010 impairment tests of the IPR&D asset and goodwill. No impairment was noted as a result of the Company’s impairment tests. The Company respectfully advises the Staff that it does not believe that there is a requirement to disclose this event as the Company already states that it completed the required annual impairment tests for IPR&D assets and goodwill. However, the Company has revised the disclosure on page F-9 of Amendment No. 1 to add disclosure to explicitly state that there were no impairments as a result of the Company’s tests.

34.	With respect to the fair value of the contingent consideration, please provide the disclosures required under paragraphs 2(b) and (e) of ASC 820-10-50. Also explain to us how the changes in fair value that reflect only the passage of time comply with ASC 820.

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April 30, 2012

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1 to include the requested disclosures, which now describe the level within the fair value hierarchy that the contingent consideration falls and the probability of payment and receipt of the contingent consideration items for each period presented.

To clarify, the Company’s subsequent measurement of the fair value of contingent consideration is based on (1) the passage of time and (2) revisions to the amount or timing of the initial measurement of the contingent consideration based on new information available to the Company as required by ASC 820. The Company respectfully advises the Staff that it believes its disclosures in the footnotes comply with ASC 820.

(5) Stockholders’ Equity and Stock Compensation

(a) Common Stock, page F-12

35.	Please tell us and disclose how you determined the fair value of the 500,000 restricted shares.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-13 of Amendment No. 1. The Company advises the Staff that the estimated fair value per share used for the grant of 500,000 shares of restricted common stock was $0.05 ($25,000 of compensation expense) and was based on a contemporaneous valuation of the Company’s common stock as of December 31, 2009 in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Based on the valuation methodology selection criteria set forth in the Practice Aid, with a focus on the early stage of the Company’s development, including the status of its development efforts, very limited operations and the fact that it had an incomplete management team, as of December 31, 2009, the Company determined that an asset-based approach was the most appropriate method to use to determine the enterprise value of the Company. The Company then allocated the enterprise value using the current value method.

(b) Series A Convertible Preferred Stock, page F-12

36.	Based on your disclosure it appears that there is an initial conversion price and the conversion price in effect at the time of the conversion. Please disclose how the latter conversion price is determined and the events that make the initial conversion price subject to change.

Securities and Exchange Commission

April 30, 2012

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Amendment No. 1

(9) Income Taxes, page F-16

37.	Please revise your disclosure to explain how the value of the acquired IPR&D resulted in a deferred tax liability and how certain deferred tax assets can be recognized up to this amount. Include a schedule of your deferred tax assets and liabilities as required by ASC 740-10-50-2 and disclose the expiration dates of your net operating loss carryforwards as required by ASC 740-10-50-3. Disclose a reconciliation of the tax expense (benefit) using statutory rates to the amount of reported income tax expense (benefit) as required by ASC 740-10-50-12.

Response:	The Company advises the Staff that because the Company acquired the IPR&D in a non-taxable transaction, the tax basis in the IPR&D was zero. As a result, the Company recorded a deferred tax liability for the book-to-tax basis difference in its IPR&D asset as required by ASC 740. Although IPR&D is classified as an indefinite-lived asset, the Company determined with sufficient reliability that the IPR&D asset would, at a minimum, begin to reverse beginning in 2014, which is the expected year of marketing approval for dalbavancin. The Company estimated a 10 year amortization period and notes that the substantial majority of its earliest net operating losses do not begin to expire until 2029. As a result, the Company considered the deferred tax liability reversal as a source of taxable income in the Company’s assessment for the need for a valuation allowance as required under ASC 740.

The Company respectfully advises the Staff that it disclosed the components of its deferred tax assets and liabilities in narrative format and believes the disclosure complies with ASC 740-10-50-2 in this respect. In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of Amendment No. 1 to add disclosure regarding the expiration date of the Company’s net operating loss carryforwards and a rate reconciliation of tax expense (benefit).

Exhibits

38.	We note exhibits 3.3 and 3.4 are “forms of “exhibits. Please tell us when you anticipate filing the actual documents currently reflected as “forms of.”

Response:	The Company has filed Exhibits 3.3 and 3.4 with Amendment No. 1.

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April 30, 2012

39.	Please file the executive management employment agreements as exhibits.

Response:	The Company has added descriptions of the executive management employment agreements in Amendment No. 1 and intends to file the executive management employment agreements with a subsequent amendment.

40.	Please file your pre-IPO incentive plan and the 2012 stock incentive plan as exhibits.

Response:	The Company filed its pre-IPO stock incentive plan with the initial filing of the Registration Statement as Exhibit 10.1 and it has filed the 2012 stock incentive plan with Amendment No. 1.

*        *        *

Securities and Exchange Commission

April 30, 2012

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/S/    BRIAN A. JOHNSON

Brian A. Johnson